Exhibit 99.1

Ecopetrol's Board of Directors Announces Succession Plan for the Company's Presidency

•	The board of directors has decided to initiate a succession process for the presidency of the company, which has been held by Javier Gutierrez since 2007.

•	The process of selecting the next president of Ecopetrol will be led by the Board of Directors, with the assistance of an international executive search firm.

The Board of Directors of Ecopetrol announces that:

1.	At a session held Thursday, December 11, 2014, and in accordance with the strategic realignment under development by the company, the Board of Directors decided to initiate a succession process for the presidency of the company, which has been held by Javier Gutierrez Pemberthy since January of 2007.

2.	The Board Directors, which has the authority to select and appoint new president, will conduct a selection process with the assistance of an international executive search firm. The Board of Directors hopes that the result of the transition and handover between the current president and his successor can be finalized and reported on at the next ordinary meeting of the Shareholder General Assembly. The company will remain under the leadership of Javier Gutierrez until the presidential succession is completed.

3.	The Board of Directors would like to specially acknowledge the outstanding human and professional qualities of Mr. Gutierrez as well as his achievements during his term as president. He led Ecopetrol's transformation into the Colombian company with the highest number of shareholders, and with a global presence and industry recognition. Under his direction, the company doubled hydrocarbon production, helping Colombia to become one of the top 20 oil producers in the world, and significantly increased revenues transferred to the state, allowing for more effective social investment programs in our country.

Bogota, December 12, 2014

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Ecopetrol is the largest company in Colombia and is integrated into the oil chain; it is among the 50 major oil companies in the world and among the four main ones in Latin America. Besides Colombia - where it generates over 60% of the national production - it is present in exploration and production activities in Brazil, Peru & US (Gulf of Mexico). Ecopetrol owns the largest refinery in Colombia and most of the pipeline and multi-product pipeline network in the country, and is significantly increasing its participation in bio-fuels.

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This report contains statements associated with the business perspectives, estimates for operational and financial outcomes and affirmations associated to Ecopetrol’s growth. All the above are projections, and as such are solely based on the expectations of its directors with respect to the future of the company and its ongoing access to capital to fund the company’s commercial plan. The realization of such estimates in the future depends on market conditions, regulations, competitiveness, performance of Colombia’s economy and industry, to mention a few; therefore, they are subject to changes without previous notice.

For further information, please contact:

Investor Relations Director (A)

Claudia Trujillo

Phone: +571-234-5190

e-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: + 571-234-4329

Fax: +571-234-4480

e-mail: mauricio.tellez@ecopetrol.com.co

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